NewsRelease

TransCanada Schedules Conference Call to Discuss Strategic Initiatives
Cancels Third Quarter Conference Call and Postpones Investor Day

CALGARY, Alberta - November 1, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) announced today it will hold a brief teleconference and webcast today - Tuesday November 1, 2016 - to provide an update on a series of strategic initiatives. Russ Girling, TransCanada's president and chief executive officer, and Don Marchand, executive vice-president, corporate development and chief financial officer will take part in the call at 2:45 p.m. (MT) / 4:45 p.m. (ET). Details are provided below.

Further to this announcement, and due to financing activities in progress and related securities regulations, TransCanada has canceled its third quarter 2016 financial results teleconference and webcast previously scheduled for Wednesday, November 2, 2016 as well as postponed its Investor Day previously scheduled for Tuesday, November 15, 2016. The Company expects to reschedule the event at a later date.

NOVEMBER 1, 2016 TELECONFERENCE AND WEBCAST:
Analysts, members of the media and other interested parties are invited to listen in to the call by calling 866.696.5910 or 416.695.7806 (Toronto area). Please dial in 10 minutes prior to the start of the call. The pass code is 1967035. Russ and Don will both deliver short remarks but there will not be a question and answer session.
A live webcast of the teleconference will be available here or within the Investor Centre at www.transcanada.com. A copy of the slides presented during the call will be posted to TransCanada's website.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on November 8, 2016. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 7516579.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / James Millar
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522